October 12, 2005

Via U.S. Mail and Fax (912)-598-8776
Mr. Stephen D. Barnhill, MD
Chief Executive Officer
Health Discovery Corporation
1116 South Old Temple Road
Lorena, TX  76655

	RE:	Health Discovery Corporation
      Form 10-KSB for the fiscal year ended December 31, 2004 as amended
      Filed September 27, 2005

		File No. 333-62216

Dear Mr. Barnhill:

      We have reviewed the above referenced filing and have the following comments. As noted in our comment letter dated May 16, 2005, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Form 10-KSB for the year ended December 31, 2004

Note K- Stockholders` Equity, page F-16

1. We note that you are required to register the shares underlying the warrants issued in connection with the private placements in 2004 and 2005. We also note that if the registration statement is not declared effective within 120 days of March 10, 2005 you are required to issue additional shares and warrants equal to one percent of the number of shares and warrants purchased by such participants for each
30-day period beginning on the 121st day until the registration statement is declared effective and that beginning September 7, 2005, the number of shares and warrants to be issued will increase from one percent to two percent for each 30-day period until the registration statement is declared effective. Therefore, we believe that under paragraph 20 of EITF 00-19, it is not appropriate to assume net-share settlement as the number of shares required to pay the penalty is essentially indeterminate. Accordingly net-cash settlement should be assumed. In view of that we believe that you should amend your financial statements as follows:

* Classify the warrants as a liability, initially measured at fair value with subsequent changes in fair value reported in earnings as long as the warrants remain classified as liabilities.

* Classify all previously issued warrants and options to non-employees as a liability. This is due to the fact that as a result of the issuance of the warrants in the private offering, it is not appropriate to assume that you will have an enough number of authorized and unissued shares to shares to settle the contract.

Please revise or advise.


*    *    *    *
      Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Gopal Dharia, Staff Accountant, at (202) 551-3353 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters.
Please contact me at (202) 551-3810 with any other questions.

							Sincerely,


							Larry Spirgel
							Assistant Director
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Mr. Stephen D. Barnhill, MD
Health Discovery Corporation
October 12, 2005
Page 2



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE